KRAMER LEVIN NAFTALIS & FRANKEL LLP

Amanda P. Webber
Associate
Phone   212-715-9529
Fax   212-715-8107
awebber@KRAMERLEVIN.com

May 28, 2009

VIA EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Conmed Healthcare Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 26, 2009
File No. 000-27554

Dear Mr. Reynolds:

Reference is made to the letter, dated May 14, 2009, to Richard W. Turner, Chief Executive Officer of Conmed Healthcare Management, Inc. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 26, 2009.

In accordance with our conversations with the Staff, the Company is hereby requesting an extension for filing its response to the Comment Letter and will use its best efforts to provide its response to the Staff by June 12, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9529.

Sincerely, /s/ Amanda P. Webber Amanda P. Webber

cc:	Thomas W. Fry, Chief Financial Officer Conmed Healthcare Management, Inc.